[Cole Credit Property Trust, Inc. Letterhead]

September 22, 2006

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk 450

100 F Street, NW

Washington, DC 20549-1004

Attention: Karen J. Garnett, Assistant Director

Re:	Cole Credit Property Trust, Inc.

Form 10-SB, Filed May 1, 2006

File No. 0-51962

Ladies and Gentlemen:

In connection with Cole Credit Property Trust, Inc.’s (the “Company”), Post-Effective Amendment No. 2 (the “Amendment”), with exhibits, to its Registration Statement on Form 10-SB (File No. 0-51962), in accordance with the Securities Exchange Act of 1934, as amended, and in response to comments of the Staff set forth in the Securities and Exchange Commission’s letter dated August 24, 2006 (the “Letter”), the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment and in the response of Morris, Manning & Martin, LLP to the Letter;
•	Staff comments or changes to the disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Amendment; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ BLAIR D. KOBLENZ

Blair D. Koblenz

Chief Financial Officer

cc: Heath Linsky, Esq.